Mail Stop 3561

      							June 23, 2005


Via U.S. Mail and Fax (770-512-7199)
Mr. David C. Burns
Chief Financial Officer
i2 Telecom International, Inc.
1200 Abernathy Rd., Suite 1800
Atlanta, GA  30328

	Re:	i2 Telecom International, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed March 31, 2005
      Form 10-KSB/A for the fiscal year ended December 31, 2004
		Filed June 17, 2005

      Form 10-QSB for the quarter ended March 31, 2005
		Filed May 16, 2005
      Form 10-QSB/A for the quarter ended March 31, 2005
		Filed June 17, 2005
		File No. 0-27704


Dear Mr. Burns:

We have reviewed your supplemental response letter dated June 17, 2005 as well as the above referenced filings and have the following comments. As noted in our comment letter dated May 24, 2004, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-KSB and 10-KSB/Afor Fiscal Year Ended December 31, 2004

Item 8A. Controls and Procedures, page 16

1. We note that you have concluded your disclosure controls and procedures were effective to provide reasonable assurance that recording, processing, summarizing and reporting of information required to be included in your SEC reports occurred. Since you restated your financial statements for the years ended December 31,
2004 and 2003 and the quarter ended March 31, 2005, it appears that your disclosure controls and procedures were ineffective as of December 31, 2004. Please revise, or tell us why you believe they were effective.

Statements of Stockholders` Equity, page F-6

2. Refer to your response to prior comment #1. Since you revised the statements of stockholders` equity, label each column restated. In the notes to the financial statements describe the revision and provide the disclosures required by paragraph 36 of APB 20. Also ask your auditors to consider the requirement to include a reference to the restatement as indicated in AICPA Auditing Standards Section 561.06.a.

Note 1. Organization and Basis of Presentation, page F-8

3. Refer to your response to prior comment #4. We consider amendments as future filings, accordingly, please revise this note to include a more detailed description of management`s specific viability plans that are intended to mitigate the conditions concerning the Company`s continued existence as a going concern and management`s assessment of the likelihood that such plans can be effectively implemented.

Forms 10-QSB and 10-QSB/A for Fiscal Quarter Ended March 31, 2005

4. Please comply with all of the above comments in your future filings as applicable.



*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Joe Cascarano, Staff Accountant, at (202)
551-
3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-
3351
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



Mr. David C. Burns
i2 Telecom International, Inc
June 23, 2005
Page 1